

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2025

Thomas Szlosek
Executive Vice President and Chief Financial Officer
AutoNation, Inc.
200 SW 1st Ave
Fort Lauderdale, FL 33301

  Re: AutoNation, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2024
    File No 001-13107

Dear Thomas Szlosek:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services